Exhibit 1.01

AUTODESK, INC.

Conflict Minerals Report
For the Reporting Period from January 1, 2015 to December 31, 2015
A. Introduction
This Conflict Minerals Report for Autodesk, Inc. (the “Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2015.
The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted for manufacture for them contain conflict minerals that are necessary to the functionality or production of their products (“Necessary Conflict Minerals”). Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum, and tungsten.
We are a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. The vast majority of our products and services are software-based and because we are primarily a software company, we do not have an extensive manufacturing base or supply chain for tangible goods. However, as described below, we do sell a limited number of hardware products. These products constitute a very small portion of our total business and are not material to our results of operations.
Our Creative Finishing product group sold a limited number of turnkey solutions for editing, finishing and visual effects design and color grading. These solutions include our software loaded on PC-based workstations that are custom assembled based on the purchasers’ requested build. In these instances, we purchase components from third-party manufacturers or distributors and then assemble the components into PC-based workstations. Effective in January 2016, Autodesk discontinued selling PC-based workstations.
Our subsidiary, Delcam plc (“Delcam”), contracts for manufacture limited amounts of 3D scanners for orthotic design, and using its ArtCAM JewelSmith CADCAM software, it manufactures limited amounts of custom jewelry and coins. Delcam purchases the 3D scanners from a third-party manufacturer and the materials for the jewelry and coins from a third party-distributor. Effective July 31, 2016, Delcam expects to discontinue selling 3D orthotic scanners and custom jewelry and coins.
We also contract for manufacture a limited number of Autodesk-branded 3D printers, the Ember 3D printer, which became available for consumer purchase in February 2015.

As permitted by applicable SEC guidance, an independent private sector audit report has not been obtained for this Conflict Minerals Report.
B. Reasonable Country of Origin Inquiry and Determination
We conducted a review of our products and found that small quantities of conflict minerals are contained in a small number of the foregoing products. Therefore, for the reporting period from January 1 to December 31, 2015, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Necessary Conflict Minerals contained in our products originated in a Covered Country (as defined below) or came from recycled or scrap sources. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.
The supply chain for our hardware products is complex, and there are many tiers of indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals. We do not purchase any conflict minerals directly from mines, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the Necessary Conflict Minerals in our products.
To conduct our RCOI, we engaged with all of our direct hardware product suppliers for our 3D printer, Creative Finishing product group and Delcam. We made inquiries of those suppliers about the country of origin of the Necessary Conflict Minerals in their supply chain using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). In our supplier engagement, we provided information and offered assistance about the specifics of the SEC’s Rule. We followed up with the suppliers who were either non-responsive or provided incomplete or inconsistent responses. We received responses from approximately 64% of the suppliers that we requested to complete a CMRT. Suppliers of components for the Creative Finishing and Delcam products previously were notified that we would cease purchasing their components since we would discontinue selling PC based workstations, 3D orthotic scanners and custom jewelry and coins. Several of those suppliers did not complete CMRTs as requested as we were no longer purchasing their components.
As a result of our RCOI, we concluded that we know or have reason to believe that some of the Necessary Conflict Minerals contained in certain of the hardware products we manufactured or contracted for manufacture originated or may have originated in a Covered Country and know or have reason to believe that those Necessary Conflict Minerals are not or may not be from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals in our products.
C. Due Diligence

1.	Design of Due Diligence
Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and the related supplements on tin, tantalum and tungsten and for gold.

2.	Due Diligence Measures Performed
We performed the following due diligence measures:

(i)	OECD Step 1: Establish and maintain strong company management systems

a.
We have a working group for conflict minerals compliance, which consists of individuals from within the Company and external counsel. The working group developed and implements our supply chain due diligence and leads our conflict minerals compliance efforts.

b.	We allocated the responsibility for conducting the due diligence procedures to individuals within the working group based on role and function.

c.
We have a Conflicts Minerals Policy relating to responsible sourcing of minerals and our commitment to responsible sourcing of conflict minerals in our products and our expectations that our suppliers will be similarly committed to responsible sourcing in their supply chain. We communicated this policy to our direct suppliers. Our Conflict Minerals policy is made available on our website at http://investors.autodesk.com/phoenix.zhtml?c=117861&p=irol-govHighlights. The content of any website referred to in this Report is not incorporated by reference in this Report.

(ii)	OECD Step 2: Identify and assess risks in our supply chain

a.	We followed up with suppliers who did not respond to our request and requested them to submit a completed CMRT.

b.	We analyzed the submitted CMRT’s from our suppliers against our conflict minerals policy and inquired about any incomplete responses or responses that we believed to be inaccurate or inconsistent.

(iii)	OECD Step 3: Design and implement a strategy to respond to identified risks

a.	We reported the status of the survey results and due diligence to our senior management.

b.	We requested that our suppliers cooperate with our efforts to identify the source and chain of custody of the Necessary Conflict Minerals in our products by responding to the CMRT.

(iv)	OECD Step 4: Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities. However, we believe that audits of smelters and refiners and other due diligence practices conducted by the CFSI and other third-parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

(v)	OECD Step 5: Report annually on supply chain due diligence

This Conflict Minerals Report is publicly available on our website at http://investors.autodesk.com/phoenix.zhtml?c=117861&p=irol-govHighlights and is filed with the SEC.
D. Results of Review
The results of our review are summarized below:
1. Efforts to determine the Necessary Conflict Minerals’ mine or location of origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the Necessary Conflict Minerals in our hardware product supply chain and to request they ask their own suppliers for this information.
2. Facilities used to process the Necessary Conflict Minerals

As a result of our due diligence, we collected information from our hardware product suppliers about some but not all of the smelters and refiners that process our Necessary Conflict Minerals. Approximately 91% of the suppliers that responded to our request for information indicated that their responses were at a company level. The others provided information at a product or user-defined level. Some suppliers identified smelters and refiners that source at least some of their conflict minerals in the Covered Countries, and some of those smelters are on the CSFI’s list of certified “compliant” smelters. However, based on the information we received from our suppliers, we were unable to confirm that the Necessary Conflict Minerals in products sold to us were processed by any particular smelter or refiner.
3. Countries of origin of our Necessary Conflict Minerals
In response to our due diligence efforts, some of our suppliers responded that they sourced from a Covered Country and some responded that they did not source from the Covered Countries. However, none of our suppliers were able to trace the Necessary Conflict Minerals contained in the products or materials sold to us to a particular country of origin. Therefore, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the Necessary Conflict Minerals in our products.
E. Steps Taken and Being Taken to Mitigate Risk
In order to mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups, we have taken or intend to take the following steps:

1.
Continue to engage with our direct hardware product suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information we need to comply with our reporting requirements.

2.
As we enter into new hardware product supply contracts or renew them, to the extent possible, attempt to add conflict minerals provisions that require our suppliers to provide information about conflict minerals in the products or materials they provide to us.

3.	Continue to engage with our direct hardware product suppliers to provide education about conflict minerals to improve the content of the responses from our suppliers.
F. Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.